

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-mail
Yan Wang
President, Treasurer and Secretary
Vesta International, Corp.
56-26 Chongshan Middle Rd, 1-5-1, Huanggu
Shenyang, Liaoning, China, 110031

> **Re:** **Vesta International, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 23, 2013**
> **File No. 333-190656**

Dear Ms. Wang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Disclosures indicate that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering.

2. Advise us of all other registration statements of companies for which your sole officer and director may have acted as a promoter or in which she had a controlling interest.

Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

Prospectus Cover Page, page 3

4. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 5

5. Please revise the disclosure in the second paragraph to state that, if you are unable to raise a minimum funding of $30,000 required to conduct your business over the next 12 months, your business may fail.

The Offering, page 5

6. Please briefly disclose here that this is a self-underwritten, direct primary offering with no minimum purchase requirement.

Risk Factors, page 6

Because we will export products from China, a disruption in the delivery of exported products may have a great effect on us than our competitors, page 8

7. To help investors better understand the significance that this particular risk may have on your business, please identify the geographical location where you first intend to market your products. To the extent that you intend to market and sell your products outside of China, please expand your "Marketing" disclosure on page 19 to first identify your target market(s), as well as discuss how you plan to penetrate such market(s) to the extent that you may not have a physical presence there. In this regard, please also tell us how you intend to establish initial contact and start negotiations with potential customers, such as

contractors and homebuilders (refer to your "Negotiate agreements with potential customers" disclosure on page 19).

Use of Proceeds, page 14

8.   Please revise your disclosure to clearly state that the various offering amounts presented are for illustrative purposes only and that the actual amount of proceeds raised, if any, may differ significantly.

Plan Operation, page 18

Marketing, page 19

9.   Please revise your disclosure to provide examples of "more globally known distribution chain stores."

Description of Business, page 22

Sales and Marketing Strategy, page 22

10.   With a view towards disclosure, please explain to us why potential customers would purchase products from you, a third party distributor, rather than order them directly from a supplier such as Tangshan Monopy Ceramic. Please revise your disclosure to provide an objective criterion of what you consider to be "reasonable prices" and how you are able to achieve selling high quality products at reasonable prices.

11.   Based on the geographical market you first intend to distribute your products, please supplement your disclosure by providing a brief overview of what that market's demand for your products currently is, or what is forecasted to be.

12.   You disclose that you will provide products to potential customers at "wholesale" prices. With a view towards disclosure, please tell us what you anticipate your cost basis and profit margin for your products to be.

Competition, page 23

13.   Please expand your discussion of the competitive conditions in your industry, providing also examples of "many barriers of entry in the sanitary engineering market," taking also into account that you may become a market participant if you are successful in raising $30,000.

Contracts, page 23

14.   Clearly disclose that the contract with Tangshan Monopy Ceramic contains no minimum
        purchase requirements.

Government Regulation, page 24

15.   To the extent applicable, please revise your disclosure to discuss the effect of any
        existing or probable government regulation on your business, including any applicable
        export or import regulations or controls imposed by the United States of America or any
        of the countries in which you plan to distribute your products. See Item 101 (h)(4)(ix) of
        Regulation S-K.

Directors, Executive Officers, Promoter and Control Persons, page 24

16.   Please revise your disclosure regarding Ms. Wang to discuss the specific experience,
        qualifications, attributes or skills that led to the conclusion that she should serve as your
        director in light of your business and structure. Please refer to Item 401(e)(1) of
        Regulation S-K.

Certain Relationships and Related Transactions, page 26

17.   To the extent that Ms. Wang may be considered a control person or a promoter of the
        company, expand your disclosure to comply with all material requirements of
        subparagraphs (c) and (d) of Item 404 of Regulation S-K.

18.   Disclosure indicates that Ms. Wang, your sole officer and director, has agreed to loan you
        funds to complete the registration process. If the company is party to an oral contract that
        would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it
        were written, the company should provide a written description of the contract similar to
        that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation
        S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K
        section of our Compliance and Disclosure Interpretations available on the Commission's
        website. Please advise or file as an exhibit to the registration statement a written
        description of your oral agreement with Ms. Wang.

Future sales by existing stockholders, page 27

19.   Please note that Rule 144 may not be available for the resale of securities initially issued
        by shell companies because shareholders who receive shares from a shell company are
        considered underwriters with respect to their resales until the company is no longer a
        shell company and adequate information (Form 10 information) has been available to the
        market for a period of twelve months. In this regard, please see Rule 144(i) and SEC
        Release No.33-8869 (2007). Please revise your disclosure accordingly.

Plan of Distribution, page 28

20.   Please disclose the manner in which the securities will be offered and how the investors
        will learn about the offering. For instance, will Ms. Wang solicit the investors through
        direct mailings and/or through personal contact, how will she identify those who might
        have an interest in purchasing shares? Please provide us supplementally with copies of
        any materials that Ms. Wang intends to use in this regard. Please file a form of the
        subscription agreement that you will use in this offering as an exhibit to the registration
        statement.

21.   Please revise your disclosure to address how you intend to comply with the applicable
        requirements of Regulation M as they apply to this offering. For guidance you may wish
        to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation available on
        the Commission's website.

22.   Please disclose that the person offering the securities on your behalf may be deemed to be
        an underwriter of this offering within the meaning of that term as defined in Section
        2(11) of the Securities Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director